Exhibit 4.17

SHAREHOLDERS’ AGREEMENT

THIS SHAREHOLDERS’ AGREEMENT (this “Agreement”) is made as of June 1, 2005, by and Taiwan shareholders (“Taiwan”) who are represented by PIXELPLUS TECHNOLOGY INCORPORATION (“PTI”); the parties listed in Exhibit A hereof as existing shareholders of the company (the “Existing Shareholders” having address at 6F-2, No. 29, Puding Rd., Hsinchu, Taiwan, ROC 300 and a Korean Investor (“Korea”) who are represented by PIXELPLUS CO., LIMITED, a corporation duly organized and existing under the laws of the Republic of Korea with its registered head office at Kyunggi B/D F1 5th, #l017 Ingae-dong, Paldal-Ku, Suwon city, Kyunggi-do, 442-070 Korea (“PIXELPLUS”).

RECITAL

PIXELPLUS is currently engaged in designing and developing the various CIS and CIS Camera Module for Digital Applications that related to image and related products. PIXELPLUS wishes to invest in the PTI and PTI desire to receive capital contribution from PIXELPLUS.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, the Parties agree as follows:

SECTION 1

Sale of Shares

1.1 Capitalization. The authorized capital of the Company is 100,000,000 NT$ and the paid-in capital of the Company is 80,000,000 NT$, divided into 8,000,000 ordinary shares, the par value of each share is 10 NT

Share Holders	Amount of Equity	Ratio (%)	Investment Amount
Yo Chih, Huang	1,000,000	12.50	NT$	10,000,000
Kuo Ling You	500,000	6.25	NT$	5,000,000
PIXELPLUS	3,000,000	37.50	NT$	30,000,000
Other Shareholders	3,500,000	43.75	NT$	35,000,000

TOTAL	8,000,000	100.0	NT$	80,000,000

1.2 Sale of Shares. Subject to the terms and conditions hereof, PTI shall Sale of Shares to PIXELPLUS.

SECTION 2

Closing and Delivery

2.1 Closing Date. The closing of the sale and purchase of the Shares identified in Section 1.2 (the “Closing”) shall take place within 30 days from receipt of approval by the Ministry of Finance and Economy (the “Closing Date”).

2.2 Delivery. At Closing, PTI shall deliver to PIXELPLUS certificates representing the number of shares purchased by PIXELPLUS, against payment of the Purchase Price by wire transfer payable to PTI.

SECTION 3

Representations and Warranties of the Company and Existing Shareholders

The Company and the PIXELPLUS hereby represent and warrant to as of the signing of this Agreement as follows:

3.1 Organization and Standing. The Company is a corporation duly organized and existing under, and by virtue of, the laws of the Republic of Taiwan and is in good standing under such laws. have furnished or their representatives with copies of its minutes, board actions and shareholder actions and Articles of Incorporation. Said copies are true, correct and complete and contain all modifications and amendments through the date of this Agreement.

3.2 Corporate Power. The Company will have at Closing Date all requisite legal and corporate power to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.

3.3 Authorization. All corporate actions on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement and the authorization, sale and delivery of the Shares and the performance of the Company’s obligations hereunder have been taken or will be taken prior to the Closing. This Agreement when executed and delivered by the Company, shall constitute the valid and binding obligations of the Company enforceable in accordance with their respective terms.

3.4 Title to Properties and Assets. The Company has good and marketable title to its properties and assets, and has good title to all its leasehold interests, in each case subject to no mortgage, pledge, lien, lease, encumbrance or charge, other than (i) the lien of current taxes not yet due and payable, and (ii) possible minor liens and encumbrances which do not in any case or in the aggregate materially detract from the value of the property subject thereto or materially impair the operations of the Company, and which have not arisen otherwise than in the ordinary course of business. With respect to property and assets it leases, the Company is in material compliance with such leases.

3.5 Financial Statements. PTI has delivered to PIXELPLUS a copy of the Company’s unaudited financial statements for the first quarter of year (2005.1.1 ~ 2005.3.31); the “Financial Statements”. Such Financial Statements have been prepared in good faith in accordance with generally accepted accounting principles (consistently followed throughout the periods indicated).

3.6 Intellectual Property. The Company owns or has the right to use, free and clear of all liens, charges, claims and restrictions, all patents, trademarks, service marks, trade names, copyrights, licenses, trade secrets, information, processes, proprietary rights and rights necessary to its business as now conducted or proposed to be conducted (collectively, the “Intellectual Property”), and is not infringing upon or otherwise acting adversely to the right or claimed right of, to the best of its knowledge, any person under or with respect to any of the foregoing. There are no outstanding options, licenses, or agreements of any kind relating to the foregoing, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person or entity. The Company has not received any communications alleging that the Company has violated or, by conducting its business as proposed, would violate any patent, trademark, service mark, trade name, copyright or trade secret or other proprietary right or process of any other person or entity.

3.7 Material Contracts and Commitments. Neither the Company, nor, to the Company’s knowledge, any third party is in default under any material contract, agreement or instrument to which the Company is a party.

3.8 Compliance with Other Instruments. The Company is not in and the consummation of the transactions contemplated hereby will not result in violation of any term of the Articles of Incorporation, or in any material respect of any term or provision of any mortgage, indenture, contract, agreement, instrument, judgment or decree, and to the best of its knowledge, is not in and the consummation of the transactions contemplated hereby will not result in violation of any writ, order, statute, rule or regulation applicable to the Company. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated hereby and thereby have not resulted and will not result in any violation of, or conflict with, or constitute, with or without the passage of time or giving of notice, a default under, or result in the creation of, any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture or non-renewal of any material permit, license, authorization or approval applicable to the Company, its business or operations, or any of its assets or properties.

3.9 Litigation. There are no actions, suits, proceedings or investigations pending against the Company or its properties before any court or governmental agency (nor, to the best of the Company’s knowledge, is there any threat thereof), which, either in any case or in the aggregate, reasonably would be expected to result in any material adverse change in the business or financial condition of the Company or any of its properties or assets, or in any material impairment of the right or ability of the Company to carry on its business as now conducted or as proposed to be conducted, or in any material liability on the part of the Company or in any material change in the current equity ownership of the Company, and none which questions the validity of this Agreement or any amendment thereto or the right of the Company to enter into such agreements or any action taken or to be taken in connection herewith or therewith. The foregoing includes, without limitation, any action, suit, proceeding or investigation pending or currently threatened involving the prior employment of any of the Company’s employees, their use in connection with the Company’s business of any information or techniques allegedly proprietary to any of their former employers, their obligations under any agreements with prior employers, or negotiations by the Company with potential backers of, or investors in, the Company or its proposed business. The Company is not a party to, or to the best of its knowledge, named in any order, writ, injunction, judgment or decree of any court, government agency or instrumentality. There is no action, suit or proceeding by the Company currently pending or that the Company currently intends to initiate.

3.10 Employees. There is no strike, or labor dispute or union organization activities pending or, to the best of the Company’s knowledge, threatened, between it and its employees. None of the Company’s employees belongs to any union or collective bargaining unit. To the best of the Company’s knowledge, no employee of the Company is or will be in violation of any judgment, decree or order, or any term of any employment contract, patent disclosure agreement, or other contract or agreement relating to the relationship of any such employee with the Company or any other party because of the nature of the business conducted or to be conducted by the Company or to the use by the employee of his best efforts with respect to such business.

3.11 Compliance with Laws. To the Company’s knowledge, the operation, conduct and ownership of the Company are being, and at all times have been, conducted, in all material respects, in full compliance with all laws, regulations and ordinances.

SECTION 4

Capital Increase and Issues of New Shares

4.1 Issue of New Shares. The Parties agree that promptly after the Closing, the Company shall issue new Shares with par value at 10 Taiwan NTD per Share.

SECTION 5

Shareholders’ Meeting

5.1 Quorum and Voting. All resolutions of the Shareholders’ Meeting shall be adopted at a shareholders’ meeting attended by shareholders holding and representing at least two thirds of the total number of issued and outstanding shares and at which meeting at least two-thirds of the votes held by the shareholders present shall be cast in favor of such resolution.

5.2 Meeting. The regular Shareholders’ Meeting shall be held once a year.

SECTION 6

Board of Directors

6.1 Power. The supreme management of the Company shall be the responsibility of its Board of Directors.

6.2 Number of Seats. PTI shall have three directors and one Supervisors, two of director shall be nominated by PIXELPLUS and one by the Existing Shareholders. The Chairman of the Board of Directors shall be nominated PIXELPLUS. The Parties agree to vote their shares in the Company to elect the Chairman and the directors so nominated. The term of office of the Directors shall be three years. Within any said term, PIXELPLUS and the Existing Shareholders shall have the right to designate at any time natural persons as substitutes for, or successors of, the directors they originally nominated.

6.3 Quorum and Voting. All resolutions passed by the Board of Directors shall be adopted at a Board of Directors meeting attended by at least three directors, and concurred with by at least two of all directors.

6.4 Resolution. The following matters shall only be undertaken with the approval of the Board of Directors:

(a)	appointment and removal of the CEO and the CFO;

(b)	Authorize CEO and CFO and monitor them to excise their power.

(b)	the obtaining of any borrowing or other finance, where the aggregated amount exceeds US$50,000 and as same value NT$.

(c)	the consolidation or amalgamation with any company, acquisition of shares or assets of any company;

(d)	approval of and modification to annual budget;

(e)	entering into any procurement contract or other transaction under which the Company will be liable for making payment in the amount in excess of US$100,000 and as same value NT$.

(f)	creation of mortgage, pledge, lien or other encumbrance over any of the Company’s assets, except that such mortgage, pledge, lien or encumbrance is pertinent to the borrowing or finance provided in item (b) hereabove;

(g)	any guarantee or indemnity whatsoever of the liabilities or debts of any other person;

(h)	approval of annual financial statement, annual profit distribution proposal and salary distribution proposal;

(i)	any transfer or license of technology, design, proprietary rights or know-how to a party which directly or indirectly manufactures or sells CIS or CCM products that are competitive with PIXELPLUS’s products to which such licensed technology, design, proprietary right or know-how from the Company is applied;

(j)	any action related to any issue by the Company of Shares or other securities, including the terms and conditions thereof;

(k)	any action related to the contribution of additional capital to the Company, including the terms and conditions thereof; and

(l)	any transfer or pledge of the Shares.

6.5 The Board of Director shall meet at least four times each fiscal year.

SECTION 7

Management and Profit Distribution

7.1 Management Team. The Company shall have one CEO and one CFO, both shall be nominated and appointed by the Board of Directors, to perform the daily management of the Company.

7.2 Profit Distribution. For the first year from the date hereof, profit after allocation of legal reserve must be reserved for working capital.

SECTION 8

Business Plan and Protection

8.1 Business Plan. On an annual basis, commencing on the date of incorporation of the Company, the CEO have prepared and shall be approved by “BOD Meeting”, a business plan with respect to the research and development of technology, business developments and the commercial aspects of the actions of the Company expected over the next year, or over such other period as the Board of Directors shall decide (the “Business Plan”).

SECTION 9

Accounts and Reporting

9.1 Annual Financial Information. The Company will furnish to all shareholder, as soon as practicable after the end of each fiscal year, and in any event within 35 days thereafter, consolidated balance sheets of the Company and its subsidiaries, if any, as of the end of such fiscal year, and consolidated statements of income and consolidated statements of cash flows of the Company and its subsidiaries, if any, for such year, prepared in accordance with generally acceptable accounting principles consistently applied and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and certified by independent public accountants selected by the Board of Directors.

9.2 Quarterly Financial Information. The Company will furnish to all shareholders, as soon as practicable after the end of each fiscal quarter, and in any event within 30 days thereafter, consolidated balance sheets, consolidated statements income reports and cash flows of the Company and its subsidiaries, if any, as of the end of such fiscal quarter.

9.3 Financial Plan. The Company will furnish to all shareholders, as soon as available each fiscal year (but in any event within 30 days after the commencement of its fiscal year), summary if the financial plan of the Company for that year including but not limited to a cash flow projection and operating budget, calculated monthly, as contained in its operating plan approved by the Company’s Board of Directors.

SECTION 10

Miscellaneous

10.1 Notices. All notices pursuant to this Agreement shall be personally delivered, sent by registered mail or by fax with registered mail confirmation, or hand delivered by couriers to the following addresses, or to such other address as either Party may hereafter designate in writing:

if to PIXELPLUS CO., LIMITED, to it as follows:

PIXELPLUS CO., LIMITED

Address: Kyunggi B/D 502, #1017 Ingae-dong, Paldal- Ku,

Suwon City, Kyunggi-do, 442-070 Korea

Fax No: 82-31-234-5287

Telephone: 82-31-234-5311

if to the Company, to it as follows:

PIXELPLUS TECHNOLOGY INCORPORATION

Address: 6F-2, No. 29, Puding Rd., Hsinchu, Taiwan, ROC 300

Fax No: 886-3-666-7922

Telephone: 886-3-666-7933

if to the Existing Shareholders, to the representative as follows:

10.2 Governing Law. This Agreement shall be governed in all respects by the laws of the Taiwan, without giving effect to the conflicts of laws principles thereof.

10.3 Survival. The representations and warranties in Sections 3 shall survive the Closing Date. All statements as to factual matters contained in this Agreement or any exhibits hereto or any writing delivered to PIXELPLUS by the accounting and finance department of the Company and specifically identified as being from the accounting and finance department shall be deemed to be representations and warranties by the Existing Shareholders and the Company, as the case may be, hereunder as of the date of such certificate or instrument.

10.4 Confidentiality. TI and its affiliated companies (including its shareholders, directors and officers) shall keep in strict confidence any information acquired from the Existing Shareholders or the Company for purpose of negotiation, execution and implementation of this Agreement.

10.5 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the Parties hereto.

10.6 Entire Agreement. This Agreement, and the other documents required to be delivered pursuant hereto constitute the full and entire understanding and agreement between the Parties with regard to the subjects hereof, and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants, or agreements except as specifically set forth herein or therein. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the Parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

10.7 Arbitration. Any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement, or the breach, termination or validity thereof, will be submitted to and finally settled by arbitration. The arbitration will be conducted in accordance with the Arbitration Rules of [Singapore International Arbitration Center (“SIAC Rules”)] in effect at the time of the arbitration, except as they may be modified hereby or by mutual agreement of the parties to the arbitration. The seat of the arbitration will be [Singapore], and it will be conducted in the English language. The arbitral award shall be final and binding upon the parties. The arbitration expenses shall be paid by the losing party. Judgment upon the award may be entered by an court having jurisdiction thereof or having jurisdiction over the relevant party or its assets. The Parties agree that the arbitration will be kept confidential.

10.8 Expenses. PIXELPLUS and PTI shall each bear their own expenses and legal fees with respect to this Agreement and the transactions contemplated hereby.

10.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the Parties actually executing such counterparts, and each of which will be an original, but all of which together shall constitute one instrument.

10.10 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, such holding will not invalidate or render unenforceable any other provision hereof.

10.11 Further Assurance. Each of the Parties shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments or documents as either of the others of them may reasonably request in order to carry out the intent and purposes of this Agreement and the consummation of the transactions contemplated hereby.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement on the date first above written.

PIXELPLUS CO., LIMITED BY

By:	/S/ SEO KYU LEE
Name:	Seo Kyu Lee
Title:	President
Address:	Kyunggi B/D F1 5th, #1017 Ingae-dong, Paldal-Ku, Suwon city, Kyunggi- do, 442-070 Korea

PIXELPLUS TECHNOLOGY INCORPORATION BY

By:	/S/ YO CHIH HUANG
Name:	Yo Chih Huang
Title:	President
Address:	6F, 2 No. 29 Puding Rd. Hsinchu, Taiwan R.O.C. 300

THE EXISTING SHAREHOLDERS BY

By:	/S/ KUO LING YOU
Name:	Kuo Ling You
Title:	Vice president
Address:	6F, 2, No. 29, Puding Rd. Hsinchu, Taiwan R.O.C. 300